UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
CARBIZ INC.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
140780107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes.).


CUSIP No.
140780107
13G
Page 2 of 5 Pages

1.
Name of Reporting Persons
Jon R. Kochevar
I.R.S. Identification Nos. of Above Persons (entities only)

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [   ]
(b) [   ]

3.
SEC Use Only


4.
Citizenship or Place of Organization
United States


Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power
5,697,700

6. Shared Voting Power
0

7 Sole Dispositive Power
5,697,700

8. Shared Dispositive Power
0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
5,697,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11. Percent of Class Represented by Amount in Row 9
5.99% (based on 95,101,521 common shares issued and outstanding as of December 14, 2007)

12. Type of Reporting Person (See Instructions)
IN


CUSIP No.
140780107
13G
Page 3 of 5 Pages

Item 1.
(a) Name of Issuer:
Carbiz Inc.

(b) Address of Issuer's Principal Executive Offices:
7405 North Tamiami Trail
Sarasota, Florida 34242

Item 2.
(a) Name of Person Filing:
Jon R. Kochevar

(b) Address of Principal Business Office or, if None, Residence:
5307 Hunt Club Way
Sarasota, Florida 34238

(c) Citizenship:
United States

(d) Title of Class of Securities:
Common Shares

(e) CUSIP Number:
140780107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [   ] Broker or dealer registered under Section 15 of the Act;
(b) [   ] Bank as defined in Section 3(a)(6) of the Act;
(c) [   ] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [   ] Investment company registered under Section 8 of the
				Investment Company Act of 1940;
(e) [   ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [   ] An employee benefit plan or endowment fund in accordance with
				Rule 13d-1(b)(1)(ii)(F);
(g) [   ] A parent holding company or contact person in accordance with
				Rule 13d-1(b)(1)(ii)(G);
(h) [   ] A savings association as defined in Section 3(b) of the
			Federal Deposit Insurance Act;
(i) [   ] A church plan that is excluded from the definition of an
			investment company under section 3(c)(14) of the Investment
			Company Act of 1940;
(j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership

(a) Amount beneficially owned: 5,697,700 common shares


CUSIP No.
140780107
13G
Page 4 of 5 Pages


(b) Percent of class:
5.99% (based on 95,101,521 common shares issued and outstanding as
			of December 14, 2007)

(c) Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote:
		5,697,700 common shares, includes (i) 1,250,000 common shares
		underlying share purchase warrants;  (ii) 1,400,061 common shares
		underlying class A common share purchase warrants; (iii) 1,033,363
		common shares underlying class B common share purchase warrants;
		(iv) 209,518 common shares underlying class A common share purchase
		warrants; and (v) 104,758 common shares underlying class B common
		share purchase warrants

	(ii) Shared power to vote or to direct the vote of 0 common shares

	(iii) Sole power to dispose or to direct the disposition of:
		5,697,700 common shares, includes (i) 1,250,000 common shares
		underlying share purchase warrants;  (ii) 1,400,061 common shares
		underlying class A common share purchase warrants; (iii) 1,033,363
		common shares underlying class B common share purchase warrants;
		(iv) 209,518 common shares underlying class A common share purchase
		warrants; and (v) 104,758 common shares underlying class B common
		share purchase warrants

	(iv) Shared power to dispose or to direct the disposition of 0 common shares



Item 5. Ownership of Five Percent or Less of a Class
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following [   ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired
			the Security Being Reported on By the Parent Holding Company
			or Control Person
Not Applicable

Item 8. Identification and Classification of Members of the Group
Not Applicable

Item 9. Notice of Dissolution of Group
Not Applicable


Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No.
140780107
13G
Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Jon R. Kochevar
Jon R. Kochevar

Date: February 20, 2008